UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Allan Marshall
President and Chief Executive Officer
Upexi, Inc.
3030 North Rocky Point Drive, Suite 420
Tampa, FL 33607

Re: Upexi, Inc.
Registration Statement on Form S-1
Filed August 11, 2025
File No. 333-289465

Dear Allan Marshall:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
Our Solana Treasury Strategy, page 3

1. Please revise to disclose the percentage of the Trust's SOL that is currently staked and that is planned to be staked. Additionally, under an appropriate section of the prospectus, please revise to disclose with specificity the bonding and unbonding periods associated with staking SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.
2. Please expand your disclosure to describe the policies and procedures you have in place or intend to adopt that govern when you exchange cash for SOL and when you monetize your SOL. Additionally, disclose the percentage of your treasury that is currently invested in SOL and disclose whether you intend to hedge your SOL

exposure. If so, please describe your hedging strategy. Further, we note your treasury policy focuses "primarily" on SOL. Please expand to discuss your intentions to acquire other crypto assets.

3. Please expand to describe the material terms of the Asset Management Agreement between you and GSR Strategies LLC and disclose the agreement under Transactions With Related Persons on page 50, or advise. In this regard, we note Xin Song, the Chief Executive Officer of GSR Strategies LLC, is the beneficial owner of the shares of your common stock held by GSR Growth Investments LP and that such shares represent 6.03 % of your common stock. Refer to Item 404 of Regulation S-K.

How We Earn Staking Rewards, page 4

4. Please expand your disclosure to provide a materially complete description of staking on the Solana Network. Without limitation, your disclosure should address, the mechanics of the process, the participants involved, and how awards are determined.

Use of Custodians and Storage of SOL Tokens, page 4

5. Please revise to describe the material terms of your agreements with the custodians, including the term, termination provisions, whether your assets are held in segregated accounts, the identity of entities that have access to the SOL, whether any entity is responsible for verifying the existence of the SOL and the insurance coverage of your SOL holdings that the custodians provide. Also, revise your disclosure to address where your third-party custodians are chartered and how they are regulated, and include the agreements with your third-party custodians as exhibits to your registration statement.

How SOL is Used, page 4

6. Please expand your disclosure to describe the transaction fees on the Solana Network.

Risk Factors
Risks Relating to Investing in Solana, page 22

7. Please revise your risk factor disclosure to address potential impacts to the price of SOL such as competition from other crypto assets and the level of adoption of SOL relative to other crypto assets.

We may use the net proceeds from any offering by the Company to purchase additional Solana..., page 24

8. Please expand this risk factor to provide quantitative information that demonstrates the volatility of SOL.

Incorporation of Certain Documents by Reference, page 69

9. We note that you have not yet filed your Form 10-K for your most recently completed fiscal year, and therefore appear to be ineligible to incorporate by reference on Form S-1. Please revise your prospectus to remove this section and include all disclosure required by Items 3 through 11 of Form S-1, including all required financial statements, or provide us with your analysis regarding your eligibility to incorporate

by reference on Form S-1. Alternately, file your Form 10-K for the fiscal year ended June 30, 2025, and update accordingly. Refer to General Instruction VII.C. of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Peter Campitiello